

September 7, 2022

Jared Bushek
Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, WI 53788

      Re: MGE Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2021
           Filed February 23, 2022
           File No. 000-49965

Dear Mr. Bushek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1.   We note that you identify electric margin and gas margin as non-GAAP measures on page 37, tabulate their composition on page 38, and provide discussions and analyses of changes in these metrics on pages 39 and 40.

    Please revise your disclosures to reconcile these non-GAAP measures individually to the most directly comparable GAAP-based measures, which we believe would be the segment GAAP measures of gross margin, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

    Also provide comparable tabulations and narratives, having equal or greater prominence on the GAAP measures of gross margin, to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Please submit the revisions that you propose to address these concerns.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation